Karen E. Anderson
+1 858 550 6088
kanderson@cooley.com

June 26, 2019

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn:	Ruairi Regan
Pamela Howell

Re:	Castle Biosciences, Inc.
Draft Registration Statement on Form S-1
Submitted May 14, 2019
CIK No. 0001447362

Ladies and Gentlemen:

On behalf of Castle Biosciences, Inc. (“Castle” or the “Company”), we are responding to the comments (the “Comments”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter, dated June 10, 2019 (the “Comment Letter”), relating to the above referenced confidential Draft Registration Statement on Form S-1 (the “DRS”).

In response to the Comments set forth in the Comment Letter, the Company has revised the DRS and is publicly filing, via EDGAR, a revised Registration Statement on Form S-1 (the “Registration Statement”) with this response letter.

For ease of reference, set forth below are the Company’s responses to the Comments. The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter. Capitalized terms used in this letter but not otherwise defined herein have the meanings set forth in the Registration Statement.

Draft Registration Statement on Form S-1

General

1.
Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you or anyone authorized to do so, on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: The Company acknowledges the Staff’s comment and will supplementally provide the Staff with copies of any such written communications. The Company confirms that it has not permitted potential investors to retain copies of such materials.

Cooley LLP   4401 Eastgate Mall   San Diego, CA   92121-1909
t: (858) 550-6000  f: (858) 550-6420  cooley.com

U.S. Securities and Exchange Commission
June 26, 2019
Page Two

2.
We note that the amount of shares outstanding on page 7 is based upon the amount outstanding as of December 31, 2018 and the disclosure in the principal stockholders section on page 144 is as of March 31, 2019. Please revise the shares outstanding throughout the prospectus as of the most recent practicable date. See Item 403 of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and has included, in the section titled “Principal Stockholders,” the information required by Item 403 of Regulation S-K as of June 14, 2019, which the Company has identified as the most recent practicable date for such information.

The Company has updated the shares outstanding disclosure on page 7 of the Registration Statement as of March 31, 2019 so that such disclosure remains consistent with the financial statements included in the Registration Statement, and the comparable disclosure on pages 9 (Summary Financial Data), 57 (Capitalization), 59 (Dilution), 62 (Selected Financial Data), 151 (Description of Capital Stock) and 156 (Shares Eligible for Future Sale), among others.  The Company respectfully advises the Staff that it has taken this approach to be consistent with the common practice for such disclosure.  The Company further advises the Staff that only Items 403 and 1002 of Regulation S-K require the registrant to provide information regarding shares outstanding as of the most recent practicable date.  In addition, the Company respectfully advises the Staff that the outstanding shares disclosed as of June 14, 2019 (12,596,294 shares), the most recent practicable date for which the Company has provided disclosure elsewhere in the Registration Statement, has not materially changed since March 31, 2019 (12,296,294 shares).

Risk Factors, page 11

3.
We note the last risk factor on page 12 states that you were in compliance with certain revenue level covenants as of December 31, 2018. Since these covenants are tested monthly, please revise to clarify whether you are in compliance with the covenant during the monthly periods since December 31, 2018.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 12 of the Registration Statement.  The Company further advises the staff that the Company’s loan agreement has been amended as of June 13, 2019, and that the disclosure has been revised to reflect the applicable terms of the loan agreement, as amended.

Use of Proceeds, page 54

4.
Please provide a clear description of your use of proceeds that addresses how the funds will be used. Your discussion should show the amount of proceeds to be allocated to each part of your business plan. See Item 504 of Regulation S-K. In addition, we note the disclosure that while these are your current intentions regarding the use of proceeds, you may use the net proceeds for other purposes. The company may reserve the right to change the use of proceeds, provided that such reservation is due to certain contingencies that are discussed specifically and the alternatives to such use in that event are indicated. See Instruction 7 to Item 504 of Regulation S-K. Please revise accordingly.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 55 of the Registration Statement.

Cooley LLP   4401 Eastgate Mall   San Diego, CA   92121-1909
t: (858) 550-6000  f: (858) 550-6420  cooley.com

U.S. Securities and Exchange Commission
June 26, 2019
Page Three

Management’s Discussion and Analysis

Term Debt, page 69

5.	Please describe the material covenants in your debt agreements, including, without limitation, the six month trailing revenue covenant.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 73 of the Registration Statement.  The Company considers all other covenants in its loan agreement to be standard covenants that are not material, and therefore its revised disclosure provides detail regarding only the trailing revenue covenant.  The Company further advises the staff that the Company’s loan agreement has been amended as of June 13, 2019, and that the disclosure has been revised to reflect the applicable terms of the loan agreement, as amended.

Description of Capital Stock, page 146

6.
We note your disclosure that the exclusive forum provisions of your amended and restated certificate of incorporation and amended and restated bylaws will apply to suits brought to enforce a duty or liability created by the Securities Act. If you are selecting a forum for Securities Act claims, please revise to clarify the forum selected. In that regard, we note that your description of the selection of the Court of Chancery of the State of Delaware as the exclusive forum otherwise appears to be limited to certain actions or proceedings under “Delaware statutory or common law.”

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 151 of the Registration Statement.

Undertakings, page II-5

7.
Please provide the undertakings as required by Item 512(a)(5)(ii) and Item 512(a)(6) of Regulation S-K. Item 512(a)(5)(ii) is required for any prospectus filed in reliance on Rule 430C and Item 512(a)(6) is required for any offering that involves an initial distribution of securities pursuant to Rule 159A. For guidance, refer to Securities Act Rules Compliance and Disclosure Interpretation, Question 229.01.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page II-5 of the Registration Statement.

*          *          *

The Company respectfully requests the Staff’s assistance in completing the review of the Registration Statement as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review.  Please contact me at (858) 550‑6088 or Phillip S. McGill of Cooley LLP at (858) 550‑6193 with any questions or further comments regarding our responses to the Comments.

Cooley LLP   4401 Eastgate Mall   San Diego, CA   92121-1909
t: (858) 550-6000  f: (858) 550-6420  cooley.com

U.S. Securities and Exchange Commission
June 26, 2019
Page Four

Sincerely,

/s/ Karen E. Anderson
Karen E. Anderson
Cooley LLP

cc:	Derek Maetzold, Chief Executive Officer, Castle Biosciences, Inc.
Thomas C. Coll, Cooley LLP
Phillip S. McGill, Cooley LLP
Peter N. Handrinos, Latham & Watkins LLP
Anthony Gostanian, Latham & Watkins, LLP

Cooley LLP   4401 Eastgate Mall   San Diego, CA   92121-1909
t: (858) 550-6000  f: (858) 550-6420  cooley.com